New Perspective Fund

333 South Hope Street

Los Angeles, California 90071

Phone (949) 975-6753

Brian C. Janssen

Treasurer

PricewaterhouseCoopers LLP

601 South Figueroa Street, 9th Floor

Los Angeles, CA 90017

In accordance with the requirements of item 304 of Regulation S-K, please provide us with a letter from your firm addressed to the Securities and Exchange Commission stating your agreement with the following:

1.	On June 7, 2016, Brian Janssen, Treasurer, informed PricewaterhouseCoopers LLP that the Board of Directors of New Perspective Fund had approved a change in auditor to Deloitte & Touche LLP effective June 7, 2016.

2.	PricewaterhouseCoopers LLP’s reports on the Fund’s financial statements as of and for the years ended September 30, 2014 and September 30, 2015 did not contain adverse opinions or disclaimers of opinions, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

3.	During the years ended September 30, 2014 and September 30, 2015 and through June 7, 2016, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused it to make reference to the subject matter of the disagreement in their reports on the financial statements for each year.

A copy of your letter will be filed with the Securities and Exchange Commission along with the letter as an exhibit to the Fund’s next Form N-SAR (in accordance with Item 77K of Form N-SAR).

Sincerely yours,

/s/ Brian C. Janssen

Brian C. Janssen

Treasurer